Exhibit (a)(2)

Essendant Inc.

One Parkway North Boulevard

Deerfield, Illinois 60015

September 24, 2018

Dear Stockholder:

As previously announced, on September 14, 2018, Essendant Inc. entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the acquisition of Essendant by an affiliate of Staples, Inc.

In accordance with the Merger Agreement, Egg Merger Sub Inc. (“Purchaser”), an affiliate of Staples and a direct, wholly owned subsidiary of Egg Parent Inc. (“Parent”), has today commenced a tender offer to purchase all outstanding shares of Essendant common stock at a purchase price of $12.80 per share, net to the seller in cash, without interest (the “Offer Price”), subject to withholding of any applicable taxes.

Following the consummation of the offer and subject to the terms and conditions of the Merger Agreement, Purchaser will merge with and into Essendant, with Essendant surviving as a wholly owned subsidiary of Parent. As a result of the merger, subject to certain exceptions set forth in the Merger Agreement, each issued and outstanding share of Essendant common stock that is not tendered and accepted pursuant to the offer will be cancelled and converted into the right to receive, in cash, an amount equal to the Offer Price, subject to withholding of any applicable taxes.

In evaluating the offer, the merger and the other transactions contemplated by the Merger Agreement, the board of directors of Essendant consulted with Essendant’s management and legal and financial advisors. After careful consideration, the board of directors of Essendant has (i) determined that the offer, the merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Essendant’s stockholders and (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the offer and the merger. In addition, for the reasons described in more detail in the enclosed copy of Essendant’s solicitation/recommendation statement, the board of directors of Essendant recommends that Essendant’s stockholders accept the offer and tender their shares of Essendant common stock in response to the offer.

Accompanying this letter is (i) a copy of Essendant’s solicitation/recommendation statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated September 24, 2018, which sets forth the terms and conditions of the offer and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the offer. We urge you to read the enclosed materials carefully. The offer is scheduled to expire at one minute after 11:59 p.m., New York City time, on October 22, 2018, unless extended.

On behalf of the board of directors and management of Essendant, we thank you for your support.

Sincerely yours,

Charles K. Crovitz	Richard Phillips
Chairman of the Board	President, Chief Executive Officer